UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 15, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, NY 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 15, 2007 is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-141529) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

XTL Biopharmaceuticals Announces Financial Results
for the Six Months Ended June 30, 2007

Valley Cottage, New York, August 15, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biopharmaceutical company engaged in the acquisition, development and commercialization of therapeutics for the treatment of unmet medical needs, particularly neuropathic pain and hepatitis C, today announced its financial results for the six months ended June 30, 2007.

At June 30, 2007, the Company had cash, cash equivalents and short-term bank deposits of $12.6 million, compared to $25.2 million at December 31, 2006. The decrease of $12.6 million during the first six months of 2007 was attributable primarily to the Company’s $7.5 million upfront payment made in connection with the in-licensing of Bicifadine in January 2007, operating expenditures associated with the planned Phase IIb clinical trial of Bicifadine, the development of the DOS hepatitis C pre-clinical program, and operating expenditures associated with the Company’s legacy hepatitis C clinical programs that were terminated this year.

The loss for the six months ended June 30, 2007 was $14.6 million, or $0.07 per ordinary share, compared to a loss of $7.3 million, or $0.04 per ordinary share, for the six months ended June 30, 2006, representing an increase in net loss of $7.3 million. The increased loss was primarily attributable to the $7.5 million upfront payment in connection with the in-licensing of Bicifadine and additional costs associated with the Bicifadine program, offset by lower costs associated with the Company’s legacy hepatitis C clinical programs. The increase in loss was also due to a $0.6 million charge that was recorded relating to stock appreciation rights granted as part of the Bicifadine transaction. For the six months ended June 30, 2007 and 2006, the Company’s loss of $14.6 million and $7.3 million, respectively, included $1.0 million and $1.2 million, respectively, of non-cash stock option compensation expense.

Ron Bentsur, Chief Executive Officer of XTL, commented, “From a financial standpoint our spend over the first 6 months, excluding the extraordinary payment associated with the in-licensing of Bicifadine, was slightly below plan. We have been planning our Phase IIb study for Bicifadine in diabetic neuropathic pain and are looking forward to starting that study shortly. As a member of the SNRI class, a proven class in neuropathic pain, and as a drug candidate that has demonstrated anti-pain activity in multiple clinical trials, we believe that Bicifadine represents a very compelling later-stage opportunity.” Mr. Bentsur added, “We are very excited about the pending commencement of the Phase IIb clinical study for Bicifadine as we strive to increase investor awareness to this undervalued opportunity.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225
+972-8-930-4444

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, and for our pre-clinical compounds for hepatitis C from our XTL-DOS program, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to start a clinical trial with Bicifadine in 2007 and our ability to successfully complete cost-effective pre-clinical trials for our DOS program, both of which will directly impact our ability to continue to fund our operations; our ability to meet anticipated development timelines for all of our drug candidates due to recruitment, clinical trial results, manufacturing capabilities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Consolidated Balance Sheets as of June 30, 2007 and 2006 (unaudited), and December 31, 2006 (audited)
(in thousands of US dollars, except share amounts)

	June 30,		December 31,
	2007	2006	2006
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	2,451	32,172	4,400
Short-term bank deposits	10,185	--	20,845
Trading securities	--	--	102
Property and equipment (held for sale) -- net	35	43	18
Deferred tax asset	--	--	29
Other receivables and prepaid expenses	651	644	702
T o t a l current assets	13,322	32,859	26,096
EMPLOYEE SEVERANCE PAY FUNDS	42	173	98
RESTRICTED LONG-TERM DEPOSITS	53	119	172
PROPERTY AND EQUIPMENT -- net	128	620	490
INTANGIBLE ASSETS -- net	18	32	25
DEFERRED TAX ASSET	--	--	19
T o t a l assets	13,563	33,803	26,900
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	3,130	2,705	3,003
Deferred gain	399	399	399
Other current liabilities	565	--	--
T o t a l current liabilities	4,094	3,104	3,402

LIABILITY IN RESPECT OF EMPLOYEE SEVERANCE OBLIGATIONS	188	444	340
DEFERRED GAIN	198	598	398
COMMITMENTS AND CONTINGENCIES
T o t a l liabilities	4,480	4,146	4,140
SHAREHOLDERS’ EQUITY: Ordinary shares of NIS 0.02 par value (authorized 300,000,000 as of June 30, 2007, June 30, 2006 and December 31, 2006, issued and outstanding 220,154,349, 220,069,801 and 220,124,349 as of June 30, 2007, June 30, 2006 and December 31, 2006, respectively)	1,072	1,072	1,072
Additional paid in capital	137,583	135,667	136,611
Deficit accumulated during the development stage	(129,572)	(107,082)	(114,923)
T o t a l shareholders’ equity	9,083	29,657	22,760
T o t a l liabilities and shareholders’ equity	13,563	33,803	26,900

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Interim Consolidated Statements of Operations for the Six Months Ended June 30, 2007 and 2006 (unaudited)
(in thousands of US dollars, except share and per share amounts)

			Period from
	Six months ended		March 9, 1993*
	June 30,		to June 30,
	2007	2006	2007
REVENUES:
Reimbursed out-of-pocket expenses	--	--	6,012
License	227	227	1,320
	227	227	7,332
COST OF REVENUES:
Reimbursed out-of-pocket expenses	--	--	6,012
License (with respect to royalties)	27	27	167
	27	27	6,179

GROSS MARGIN	200	200	1,153
RESEARCH AND DEVELOPMENT COSTS (includes non-cash stock option compensation of $66 and $107, for the six months ended June 30, 2007 and 2006, respectively)	12,118	5,008	105,237
L E S S - PARTICIPATIONS	56	--	11,006
	12,062	5,008	94,231
IN-PROCESS RESEARCH AND DEVELOPMENT COSTS	--	--	1,783
GENERAL AND ADMINISTRATIVE EXPENSES (includes non-cash stock option compensation of $892 and $1,105, for the six months ended June 30, 2007 and 2006, respectively)	2,523	2,532	37,111
BUSINESS DEVELOPMENT COSTS (includes non-cash stock option compensation of $11 and $1, for the six months ended June 30, 2007 and 2006, respectively, and also includes stock appreciation rights compensation of $565 for the six months ended June 30, 2007)	828	168	5,982
OPERATING LOSS	15,213	7,508	137,954
FINANCIAL AND OTHER INCOME, net	351	323	8,635
LOSS BEFORE INCOME TAXES	14,862	7,185	129,319
INCOME TAXES	(213)	106	253
LOSS FOR THE PERIOD	14,649	7,291	129,572

BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.07	$0.04
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING BASIC AND DILUTED LOSS PER ORDINARY SHARE	220,145,233	183,085,938

* Incorporation date see Note 1.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Interim Consolidated Statements of Changes in Shareholders’
Equity for the Six Months Ended June 30, 2007 (unaudited)
(in thousands of US dollars, except share amounts)

	Ordinary shares		Additional
	Number of		paid in
	shares	Amount	capital

BALANCE AT DECEMBER 31, 2006	220,124,349	1,072	136,611
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2007:
Comprehensive loss - loss for the period	--	--	--
Non-employee stock option compensation expenses	--	--	5
Employee stock option compensation expenses	--	--	964
Exercise of stock options	30,000	**	3
BALANCE AT JUNE 30, 2007	220,154,349	1,072	137,583

	Deficit accumulated during the development stage	Total

BALANCE AT DECEMBER 31, 2006	(114,923)	22,760
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2007:
Comprehensive loss - loss for the period	(14,649)	(14,649)
Non-employee stock option compensation expenses	--	5
Employee stock option compensation expenses	--	964
Exercise of stock options	--	3
BALANCE AT JUNE 30, 2007	(129,572)	9,083

** Represents an amount less than $1,000.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
for the Six Months Ended June 30, 2007 and 2006 (unaudited)
(in thousands of US dollars)

			Period from
	Six months		March 9, 1993*
	ended June 30,		to June 30,
	2007	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(14,649)	(7,291)	(129,572)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	69	114	3,141
Linkage difference on restricted long-term deposits	(2)	(4)	(9)
Acquisition of in process research and development	--	--	1,783
Gain on disposal of property and equipment	(53)	(25)	(92)
Increase (decrease) in liability in respect of employee severance obligations	(49)	35	1,187
Impairment charges	95	--	475
Gain from sales of investment securities	--	--	(410)
Other income related to exchange of shares	--	--	(100)
Loss from trading securities	48	--	46
Stock option based compensation expenses	969	1,213	6,427
Stock appreciation rights compensation expenses	565	--	565
Gain on amounts funded in respect of employee severance pay funds	--	--	(92)
Deferred tax asset	48	--	--
Changes in operating assets and liabilities:
Decrease (increase) in other receivables and prepaid expenses	5	38	(604)
Increase in accounts payable and accrued expenses	132	449	3,049
Increase (decrease) in deferred gain	(200)	(200)	597
Net cash used in operating activities	(13,022)	(5,671)	(113,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term deposits	10,660	--	(10,185)
Decrease (increase) in restricted deposits	121	(5)	(44)
Investment in investment securities	--	--	(3,363)
Proceeds from sales of investment securities	--	--	3,773
Proceeds from sales of trading securities	54	--	54
Employee severance pay funds	(6)	(12)	(915)
Purchase of property and equipment	(47)	(16)	(4,089)
Proceeds from disposals of property and equipment	288	33	540
Acquisition in respect of license and purchase of assets	--	--	(548)
Net cash provided by (used in) investing activities	11,070	--	(14,777)

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
for the Six Months Ended June 30, 2007 and 2006 (unaudited)(continued)
(in thousands of US dollars)

			Period from
	Six months		March 9, 1993*
	ended June 30,		to June 30,
	2007	2006	2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital - net of share issuance expenses	--	24,391	128,734
Exercise of share warrants and stock options	3	92	2,103
Proceeds from long-term debt	--	--	399
Proceeds from short-term debt	--	--	50
Repayment of long-term debt	--	--	(399)
Repayment of short-term debt	--	--	(50)
Net cash provided by financing activities	3	24,483	130,837
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,949)	18,812	2,451
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,400	13,360	--
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,451	32,172	2,451

Supplementary information on investing and financing activities not involving cash flows -
Issuance of ordinary shares in respect of license, and purchase of assets	--	--	1,391
Conversion of convertible subordinated debenture into shares	--	--	1,700

Supplemental disclosures of cash flow information:
Income taxes paid	166	63	623
Interest paid	--	--	350

* Incorporation date see note 1.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements as of June 30, 2007 (unaudited)

1. GENERAL
XTL Biopharmaceuticals Ltd. (the “Company”) was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

Through June 30, 2007, the Company has incurred losses in an aggregate amount of US $129.6 million. Such losses have resulted from the Company’s activities as a development stage company. It is expected that the Company will be able to finance its operations from its current reserves through 2007. Continuation of the Company’s current operations after utilizing its current cash reserves is dependent upon the generation of additional financial resources either through agreements for the commercialization of its product portfolio or through external financing. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has not generated any revenues from its planned principal operations and is dependent upon significant financing to provide the working capital necessary to execute its business plan. If the Company determines that it is necessary to seek additional funding, there can be no assurance that the Company will be able to obtain any such funding on terms that are acceptable to it, if at all.

2. STOCK-BASED COMPENSATION
The Company accounts for equity instruments issued to employees and directors in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R “Share - Based Payment” (“SFAS 123R”). SFAS 123R addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of a company or (b) liabilities that are based on the fair value of a company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R requires instead that such transactions be accounted for using the grant-date fair value based method.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value method prescribed by SFAS 123R, and the provisions of Emerging Issues Task Force Issue (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services” (“EITF 96-18”).

The Company accounts for the transaction advisory fee in the form of stock appreciation rights in accordance with the provisions of EITF 96-18 and by the provisions of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” (“EITF 00-19”).

3. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are expensed as they are incurred and consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, license and milestone fees, and facilities-related and other expenses relating to the design, development, testing, and enhancement of product candidates.

In connection with the purchase of assets, amounts assigned to intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to in-process research and development costs at the purchase date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 15, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer